UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  September 22, 2010

Commission File Number:   001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___                     Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: September 22, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                                  Date: September 21, 2010
10-43-TR

Teck Announces Extension of Tender Premium Period, Early Results of
Tender Offer and Early Acceptance of 10.750% Notes due 2019

Vancouver, BC – Teck Resources Limited (“Teck”, TSX: TCK.A and TCK.B, NYSE: TCK) announced today that it has amended the terms of its cash tender offer (the “Tender Offer”) for its 10.750% senior secured notes due 2019 (the “2019 Notes”).

Under the terms of the amended offer, the Total Consideration of US$1,257.50 per US$1,000 principal amount of 2019 Notes, which includes the Early Tender Payment of US$30.00 per US$1,000 principal amount of 2019 Notes, will be available in respect of 2019 Notes tendered at or before the Expiration Date and not validly withdrawn.  Previously, the Total Consideration was available only in respect of those 2019 Notes tendered at or prior to the Early Tender Date and not validly withdrawn.  The other terms of the Tender Offer are unchanged.  Teck has not extended the Withdrawal Date and as a result withdrawal rights with regard to 2019 Notes tendered at or prior to the Early Tender Date, which was 5:00 p.m., New York City time, on September 21, 2010, have terminated.

Teck also announced today that, as of the Early Tender Date, approximately US$542 million aggregate principal amount of 2019 Notes, representing approximately 29% of the 2019 Notes outstanding, were validly tendered in the Tender Offer and not validly withdrawn.

Early settlement of a portion of the 2019 Notes tendered at or prior to the Early Tender Date is subject to the closing of Teck’s offering of US$500 million aggregate principal amount of 4.500% notes due 2021 and US$200 million aggregate principal amount of 6.000% notes due 2040, or waiver of the financing condition to the Tender Offer.  The offering of the new notes is expected to close on or about September 22, 2010, subject to customary closing conditions.  Because Teck is offering to purchase US$1.0 billion, or approximately 54.05%, of the US$1.850 billion aggregate principal amount of 2019 Notes outstanding, on the early acceptance date Teck is limited to accepting a maximum of approximately 54.05%, or US$293 million aggregate principal amount, of the 2019 Notes tendered at or prior to the Early Tender Date.  Teck expects the early acceptance of a portion of the 2019 Notes to promptly follow the satisfaction or waiver of the financing condition.

Promptly following the Expiration Date of the Tender Offer, Teck will accept for purchase a minimum of 54.05% of any 2019 Notes tendered after the Early Tender Date but prior to the Expiration Date.  Any remaining 2019 Notes tendered but not purchased will be accepted on such date, subject to the Tender Cap and certain proration procedures, each as described in the Offer to Purchase.

Teck is making the Tender Offer only by, and pursuant to the terms of, the Offer to Purchase and the related Letter of Transmittal.  The Tender Offer will expire at 12:00 midnight, New York City time on October 5, 2010, unless extended.

J.P. Morgan Securities LLC, Banc of America Securities LLC, Citigroup Global Markets Inc. and Goldman, Sachs & Co.  are the Dealer Managers for the Tender Offer.  Questions regarding the Tender Offer may be directed to J.P. Morgan Securities LLC Liability Management Group at (866) 834-4666 (toll-free), Banc of America Securities LLC Debt Advisory Services at (888) 292-0070 (toll-free) and Citigroup Global Markets Inc. Liability Management Group at (800) 558-3745 (toll free).  Global Bondholder Services Corporation has been retained as depositary and information agent for the tender offer.  Requests for documents may be directed to Global Bondholder Services Corporation by telephone at (866) 389-1500 (toll-free) or in writing at 65 Broadway – Suite 404, New York, NY 10006, Attention: Corporate Actions.

This news release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the anticipated early settlement of the 2019 Notes, including the anticipated early settlement date and amount of 2019 Notes to be settled, and the closing of Teck’s offering of notes.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, closing of Teck’s offering of new notes, conditions in financial markets, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck Resources Limited
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Investor Contact:
Greg Waller
Teck Resources Limited
Tel.: (604) 699-4014
greg.waller@teck.com

Media Contact:
Marcia Smith
Teck Resources Limited
Tel.: (604) 699-4616
marcia.smith@teck.com

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